SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: August 15, 2011

China Kanghui Holdings Reports Second Quarter 2011 Financial Results

Net Revenue Increased 40.8% Year-Over-Year

Gross Profit Increased 49.5% Year-Over-Year

Increasing 2011 Revenue and Profit Outlook

CHANGZHOU, August 15, 2011 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced financial results for the second quarter of 2011.

Second Quarter 2011 Highlights

•	Total net revenue for the second quarter of 2011 increased by 40.8% year-over-year to RMB81.8 million from RMB58.1 million for the second quarter of 2010.

•	Gross profit for the second quarter of 2011 increased by 49.5% year-over-year to RMB58.0 million from RMB38.8 million for the second quarter of 2010.

•	Operating income for the second quarter of 2011 increased by 25.6% year-over-year to RMB30.4 million from 24.2 million for the second quarter of 2010.

•	Net income for the second quarter of 2011 increased by 0.7% year-over-year to RMB27.9 million from RMB27.7 million for the second quarter of 2010.

•	Non-GAAP[1] net income for the second quarter of 2011 decreased by 4.5% year-over-year to RMB29.4 million from RMB30.8 million for the second quarter of 2010.

[1]

All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

[2]	Each of the Company’s American Depositary Shares (“ADS”), which are traded on New York Stock Exchange, represents six of the Company’s ordinary shares.
[3]

This announcement contains translations of certain Renminbi (“RMB”) amounts into US dollars (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2011 were made at the noon buying rate of RMB6.4635 to USD1.00 on June 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Mr. Libo Yang, the Company’s Chief Executive Officer, stated, “We are very delighted China Kanghui Holdings again exceeded expectations and delivered another strong quarterly financial performance in the second quarter of 2011. We experienced strong growth across all product segments and markets, and in our important China domestic market, we continue to grow our brand and market share. I’m also very pleased with the integration process of our acquisition and strategic partnership, and I’m confident that Wei Rui Li and Consensus will contribute to our leadership position in joint reconstruction in China as they are expected to allow us to launch a full line of reconstruction products over the next three years.”

Ms. Sarah Wang, Kanghui’s Chief Financial Officer, said, “Our second quarter performance was primarily driven by strong domestic and OEM sales, as well as by a noticeable gross margin expansion. Benefiting from our strong gross profits and continued strong demand for our products, we took the opportunity to aggressively reinvest into our business and our people. We exceeded expectations in the first half of 2011, and we feel confident about our business and growth opportunities for the remainder of the year.”

Second Quarter 2011 Financial and Operating Results

Net revenue increased by 40.8% to RMB81.8 million ($12.6 million) in the second quarter of 2011 from RMB58.1 million in the second quarter of 2010. Net revenue from trauma products increased by 23.7% to RMB47.5 million ($7.3 million) from RMB38.4 million in the corresponding period of the prior year. Net revenue from spine products increased by 74.2% to RMB26.3 million ($4.1 million) from RMB15.1 million in the corresponding period of the prior year. Net revenue from OEM products increased by 73.9% to RMB8.0 million ($1.2 million) from RMB4.6 million in the corresponding period of the prior year. Domestic sales of proprietary products increased by 47.3% year over year to RMB57.6 million ($8.9 million) from RMB39.1 million, while international sales of proprietary products increased by 12.6% year over year to RMB16.1 million ($2.5 million) from RMB14.3 million.

In the second quarter of 2011, cost of revenue increased by 23.4% to RMB23.7 million ($3.7 million) from RMB19.2 million in the corresponding period of the prior year. Gross profit increased by 49.5% to RMB58.0 million ($9.0 million) in the second quarter of 2011 from RMB38.8 million in the corresponding period of the prior year. Gross margin for the second quarter of 2011 was 71.0%, compared to 66.9% in the second quarter of 2010. Selling expenses increased by 107.0% to RMB11.8 million ($1.8 million) in the second quarter of 2011 from RMB5.7 million in the corresponding period of the prior year. General and administrative expenses increased by 83.1% to RMB14.1 million ($2.2 million) in the second quarter of 2011 from RMB7.7 million in the corresponding period of the prior year. Research and development expenses increased by 50.0% to RMB1.8 million ($278,000) in the second quarter of 2011 from RMB1.2 million in the corresponding period of the prior year.

Provision for income taxes in the second quarter of 2011 was RMB3.8 million ($0.6 million), representing an effective tax rate of 12.0%, compared to a tax benefit of RMB3.0 million in the corresponding period of the prior year.

Operating income increased by 25.6% to RMB30.4 million ($4.7 million) in the second quarter of 2011 from RMB24.2 million in the corresponding period of the prior year. Operating margin decreased to 37.2% in the second quarter of 2011 from 41.7% in the corresponding period of the prior year.

Net income was RMB27.9 million ($4.3 million) in the second quarter of 2011, up 0.7% from RMB27.7 million in the second quarter of 2010. On a diluted per ADS2 basis, the Company reported net income per diluted ADS of RMB1.09 ($0.17) in the second quarter of 2011, compared to a net income per diluted ADS of RMB0.03 in the corresponding period of the prior year. Non-GAAP net income, which excludes share based compensation expenses, decreased by 4.5% to RMB29.4 million ($4.5 million) from RMB30.8 million in the corresponding period of the prior year. The Company reported non-GAAP net income per diluted ADS of RMB1.11 ($0.17) in the second quarter of 2011. This compares to a non-GAAP net income per diluted ADS of RMB0.19 in the corresponding period of the prior year.

During the second quarter of 2011, the Company had a weighted average diluted share count of approximately 153.7 million shares (equivalent to 25.6 million ADSs), compared to 67.0 million shares (equivalent to 11.2 million ADSs) in the second quarter of 2010.

Balance Sheet

As of June 30, 2011, the Company had cash and cash equivalents of RMB227.1 million ($35.1 million), compared to RMB262.5 million as of December 31, 2010. As of June 30, 2011, the Company held short-term investments of RMB198.9 million ($30.8 million), compared to RMB266.7 million as of December 31, 2010.

Business Outlook

Mr. Yang added, “While we remain focused on positioning Kanghui as a leader in the fast-growing spine and trauma segments, we are strategically moving to underserved joint reconstruction market in China. Reflecting on our strong second quarter performance and continued demand for all of our product lines, both domestically and internationally, we are increasing our revenue and net income guidance for full year 2011.”

The Company anticipates revenue for full year 2011 will increase to the range of RMB303 million to RMB313 million, which represents year-over-year growth of 25% to 29%. This compares to the Company’s previous 2011 revenue guidance of RMB292 million to RMB303 million. The Company estimates non-GAAP net income for full year 2011 will increase to the range of RMB122 million to RMB127 million, compared to its previous estimate of RMB121 million to RMB126 million.

Non-Cash Share-Based Compensation Expense Discussion

The Company recognized non-cash share-based compensation expenses of approximately RMB1.5 million ($237,000) in the second quarter of 2011.

The Company classified these non-cash share-based compensation expenses in its costs of revenue, selling expenses, general and administrative expenses as well as in research and development expenses. The break out of these expenses per line item is provided in the financial tables attached to this press release.

The Company has provided a non-GAAP presentation of results which excludes the non-cash share-based compensation expenses. Please refer to the non-GAAP presentation provided in the appendix for a year over year comparison of non-cash share-based compensation expenses. The Company believes that non-GAAP presentation is a helpful tool for the Company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company.

Conference Call

Kanghui will hold a conference call at 8:00 a.m. ET on August 16, 2011 to discuss second quarter results and answer questions from investors. A webcast of the call will be available at www.kanghui.com. Listeners may access the call by dialing:

US Toll Free:	1-866-271-0675

US Toll/International:	1-617-213-8892

Hong Kong Toll Free:	800-963-844

Hong Kong Toll:	852-3002-1672

South China Toll Free (China Telecom):	10-800-130-0399

North China Toll Free (China Telecom):	10-800-152-1490

South China Toll Free (China Netcom):	10-800-852-1490

China Toll:	86-400-881-1629

Passcode:	36909976

A replay of the webcast will be accessible through August 30, 2011 on www.kanghui.com or by dialing:

United States toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	22164384

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 28 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Use of Non-GAAP Financial Measures

The Company has included non-GAAP financial measures in this press release. Non-GAAP financial measures are defined as GAAP gross profit excluding non-cash share-based compensation expenses, operating income excluding non-cash share-based compensation expenses, net income excluding non-cash share-based compensation expenses, net margin excluding non-cash share-based compensation expenses, basic earnings per share and per ADS excluding non-cash share-based compensation expenses, and diluted earnings per share and per ADS excluding non-cash share-based compensation expenses. The Company believes that management and investors benefit from referring to the non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The use of non-GAAP financial measures has limitations and readers should not consider non-GAAP financial measures in isolation from or as alternatives to consolidated financial metrics prepared in accordance with U.S. GAAP. Readers are encouraged to refer to the reconciliation of non-GAAP measures to GAAP measures included herein.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature, including, among other things, the Company’s unaudited operating results for 2010 and anticipated operating results for 2011, the anticipated benefits of the Company’s Consensus Orthopedics partnership and its acquisition of a majority stake in Wei Rui Li and the ability for the Company to realize its business plans for the remainder of 2011. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The actual results and other circumstances of the Company may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter 2011 are preliminary, unaudited and subject to audit adjustment. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including our beliefs regarding our strengths and strategies; our ability to expand our international business; our ability to develop and successfully market new products in China and internationally; our current expansion strategy, including our ability to expand our manufacturing and research and development facilities and capabilities and our future prospects, business development, results of operations and financial condition. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 13 of Form 424(b) that we filed with the Securities and Exchange Commission on August 11, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission, which can be found on the Company’s website at www.kanghui.com or at www.sec.gov.

Contact Information

China Kanghui Holdings Investor Relations Department

+1-888-321-2558

Asia Bridge Capital Limited

Carene Toh

+86-186 1835 6339

carene.toh@asiabridgegroup.com

China Kanghui Holdings

Summary - Second Quarter 2011

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2011	2010	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue	58,050	81,758	106,870	149,733
Gross profit	38,819	58,049	73,442	106,765
Non-GAAP gross profit	38,866	58,098	73,531	106,864
Operating income	24,221	30,374	45,064	60,178
Non-GAAP operating income	27,275	31,912	50,814	63,133
Net income	27,744	27,879	45,530	49,848
Non-GAAP net income	30,798	29,417	51,280	52,803
Earnings (Loss) per share - basic	0.01	0.20	(0.12)	0.36
Earnings (Loss) per ADS - basic	0.04	1.21	(0.71)	2.17
Non-GAAP earnings (loss) per share - basic	0.04	0.20	(0.02)	0.38
Non-GAAP earnings (loss) per ADS - basic	0.22	1.23	(0.11)	2.30
Earnings (Loss) per share-diluted	0.01	0.18	(0.12)	0.33
Earnings (Loss) per ADS - diluted	0.03	1.09	(0.71)	1.96
Non-GAAP earnings (loss) per share - diluted	0.03	0.18	(0.02)	0.35
Non-GAAP earnings (loss) per ADS - diluted	0.19	1.11	(0.11)	2.08

- Revenue By Product Category
Trauma	38,313	47,452	70,980	89,482
Spine	15,114	26,260	27,105	45,454
OEM	4,623	8,046	8,785	14,797
- Revenue by Business Sector
Domestic	39,099	57,633	80,525	107,742
International	14,328	16,079	17,560	27,194
OEM	4,623	8,046	8,785	14,797

China Kanghui Holdings

Consolidated Balance Sheets

Expressed in thousands

	As of December 31, 2010	As of June 30, 2011
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	262,476	227,141	35,142
Bills receivable	8,163	10,975	1,698
Short-term investments	266,673	198,921	30,776
Accounts receivable, net	55,131	78,026	12,072
Inventories, net	86,266	94,869	14,678
Prepayments and other current assets	11,693	17,516	2,710
Deferred tax assets	12,134	15,448	2,390
Amount due from related parties	644	623	96

Total current assets	703,180	643,519	99,562

Non-current assets:
Property, plant and equipment, net	107,237	220,256	34,077
Intangible assets, net	46,995	64,263	9,942
Prepaid land lease payments	23,298	23,055	3,567
Goodwill	131,527	155,341	24,034
Long-term investments	—	26,486	4,098
Deposits for non-current assets	37,507	7,137	1,104
Deferred tax assets	2,436	2,632	407
Other long-term assets	—	461	71

Total non-current assets	349,000	499, 631	77,300

Total assets	1,052,180	1,143,150	176,862

Liabilities and equity
Current liabilities:
Accounts payable	15,086	14,002	2,166
Accrued expenses and other liabilities	47,433	54,418	8,419
Income tax payable	2,830	5,962	922
Deferred revenue	289	289	45
Uncertain tax positions	8,004	11,994	1,856
Amount due to related parties	4,040	3,637	563
Deferred tax liabilities	—	378	58

Total current liabilities	77,682	90,680	14,029

Non-current liabilities:
Deferred government grants	5,511	5,310	822
Deferred tax liabilities	11,700	16,029	2,480

Total non-current liabilities	17,211	21,339	3,302

Total liabilities	94,893	112,019	17,331

Commitments and contingencies

Equity:
Ordinary shares (par value of US$0.001 per share; 1,000,000,000 shares authorized as of December 31, 2010 and June 30, 2011 (unaudited); 136,821,600 shares issued and outstanding as of December 31, 2010 and 140,351,094 shares issued and outstanding as of June 30, 2011 (unaudited))	999	1,022	158
Additional paid-in capital	892,298	908,386	140,541
Accumulated other comprehensive loss	(16,737)	(17,211)	(2,663)
Statutory reserves	31,247	31,247	4,834
Retained earnings	49,480	99,328	15,368

Total China Kanghui Holdings shareholders’ equity	957,287	1,022,772	158,238
Non-controlling interests	—	8,359	1,293

Total equity	957,287	1,031,131	159,531

Total liabilities and equity	1,052,180	1,143,150	176,862

China Kanghui Holdings

Consolidated Statements of Operations

Expressed in thousands, except share and per share data

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue	58,050	81,758	12,649	106,870	149,733	23,166
Cost of revenue	(19,231)	(23,709)	(3,668)	(33,428)	(42,968)	(6,648)

Gross profit	38,819	58,049	8,981	73,442	106,765	16,518

Operating expenses
Selling expenses	(5,722)	(11,750)	(1,818)	(11,487)	(18,738)	(2,899)
General and administrative expenses	(7,694)	(14,126)	(2,186)	(14,859)	(24,548)	(3,798)
Research and development costs	(1,182)	(1,799)	(278)	(2,032)	(3,301)	(511)

Operating income	24,221	30,374	4,699	45,064	60,178	9,310
Interest income	350	2,529	392	650	4,248	657
Government grants	30	484	75	30	3,190	494
Other income	326	848	131	444	993	154
Other expenses	(91)	(511)	(79)	(277)	(908)	(140)
Foreign exchange loss	(135)	(2,333)	(361)	(181)	(5,341)	(826)

Income before income taxes	24,701	31,391	4,857	45,730	62,360	9,649
Income tax benefit /(expense)	3,043	(3,779)	(585)	(200)	(12,761)	(1,974)

Net income	27,744	27,612	4,272	45,530	49,599	7,675
Net loss attributable to non-controlling interests	—	267	39	—	249	41

Net income attributable to China Kanghui Holdings	27,744	27,879	4,311	45,530	49,848	7,716

Accretion of redeemable convertible preferred shares
Series A	(3,129)	—	—	(6,089)	—	—
Series B	(22,837)	—	—	(44,011)	—	—
Series B-1	(1,182)	—	—	(2,277)	—	—

Net income (loss) attributable to ordinary shareholders	596	27,879	4,311	(6,847)	49,848	7,716

Earnings (loss) per share
Basic	0.01	0.20	0.03	(0.12)	0.36	0.06
Diluted	0.01	0.18	0.03	(0.12)	0.33	0.05

Shares used in earnings (loss) per share computation
Basic	57,714,400	138,702,487	138,702,487	57,714,400	137,770,862	137,770,862
Diluted	66,988,870	153,748,894	153,748,894	57,714,400	152,290,642	152,290,642

Share-based compensation charges incurred during the period related to:
Cost of revenue	47	49	7	89	99	15
Selling expenses	116	109	17	228	221	34
General and administrative expenses	2,846	1,330	205	5,347	2,537	388
Research and development expenses	45	50	8	86	98	15

Total	3,054	1,538	237	5,750	2,955	452

China Kanghui Holdings

Reconciliations of Non-GAAP Results to GAAP Results of Operations

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2011	2010	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue	58,050	81,758	106,870	149,733

Non-GAAP net income	30,798	29,417	51,280	52,803
Non-GAAP net margin	53.1%	36.0%	48.0%	35.3%
Share-based compensation	(3,054)	(1,538)	(5,750)	(2,955)

GAAP net income	27,744	27,879	45,530	49,848
GAAP net margin	47.8%	34.1%	42.6%	33.3%

Non GAAP earnings (loss) per share -basic	0.04	0.20	(0.02)	0.38
Non GAAP earnings (loss) per share -diluted	0.03	0.18	(0.02)	0.35
Non GAAP earnings (loss) per ADS -basic	0.22	1.23	(0.11)	2.30
Non GAAP earnings (loss) per ADS -diluted	0.19	1.11	(0.11)	2.08

GAAP earnings (loss) per share -basic	0.01	0.20	(0.12)	0.36
GAAP earnings (loss) per share -diluted	0.01	0.18	(0.12)	0.33
GAAP earnings (loss) per ADS -basic	0.04	1.21	(0.71)	2.17
GAAP earnings (loss) per ADS -diluted	0.03	1.09	(0.71)	1.96

Shares used in computation of:
Basic earnings (loss) per share	57,714,400	138,702,487	57,714,400	137,770,862
Diluted earnings (loss) per share	66,988,870	153,748,894	57,714,400	152,290,642
Basic earnings (loss) per ADS	9,619,067	23,117,081	9,619,067	22,961,810
Diluted earnings (loss) per ADS	11,164,812	25,624,816	9,619,067	25,381,774

Non-GAAP operating income	27,275	31,912	50,814	63,133
Non-GAAP operating margin	47.0%	39.0%	47.5%	42.2%
Share-based compensation	(3,054)	(1,538)	(5,750)	(2,955)

GAAP operating income	24,221	30,374	45,064	60,178
GAAP operating margin	41.7%	37.2%	42.2%	40.2%

Non-GAAP gross profit	38,866	58,098	73,531	106,864
Non-GAAP gross margin	67.0%	71.1%	68.8%	71.4%
Share-based compensation	(47)	(49)	(89)	(99)

GAAP gross profit	38,819	58,049	73,442	106,765
GAAP gross margin	66.9%	71.0%	68.7%	71.3%